EXHIBIT 99.1

Valneva to Present and Hold Investor Meetings at the Jefferies London Healthcare Conference

Saint-Herblain (France), November 7, 2023 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that its senior management will present and participate in 1-on-1 meetings with institutional investors at the Jefferies London Healthcare Conference, to take place November 14-16, 2023 in London, UK.

Chief Executive Officer Thomas Lingelbach and Chief Financial Officer Peter Bühler will host a fireside chat at 2:30pm GMT on November 14 to discuss Valneva’s commercial business and pipeline of infectious disease vaccines. This includes VLA1553, which has a U.S. Food and Drug Administration (FDA) PDUFA action date at the end of November 2023 and may, if approved, become the first licensed chikungunya vaccine; and VLA15, the Company’s Lyme vaccine candidate, currently in Phase 3 clinical development and partnered with Pfizer Inc. (NYSE: PFE).

The live webcast of the fireside chat can be accessed here. A replay of the webcast will be available following the live events in the “Investor” section of the Valneva website at www.valneva.com. To request a meeting at the event, please contact your representative at Jefferies.

About Valneva SE

We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market two proprietary travel vaccines as well as certain third-party vaccines leveraging our established commercial infrastructure.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, potentially the world’s first vaccine against the chikungunya virus, as well as vaccine candidates against the Zika virus and other global public health threats.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to regulatory approval of VLA1553 and timing and plans for clinical programs and clinical trials. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, the ability to obtain or maintain patent or other proprietary intellectual property protection and the impact of the COVID-19 pandemic. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing the information in this press release as of the date hereof and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.